Filed Pursuant to Rule 433
Registration No. 333-271511

Issuer Free Writing Prospectus dated November 6, 2025 relating to
Preliminary Prospectus Supplement dated November 6, 2025 to
Prospectus dated April 28, 2023

Unum Group

Final Term Sheet Relating to
$300,000,000 Aggregate Principal Amount of
5.250% Senior Notes due 2035

This term sheet relates to the senior notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated November 6, 2025 and the prospectus dated April 28, 2023 (including the documents incorporated by reference therein) relating to the notes offering before making a decision in connection with an investment in the notes. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Unum Group (the “Issuer”)

Expected Issue Ratings:*	Baa2 (stable) (Moody’s) / BBB (stable) (S&P) / BBB (stable) (Fitch)

Title of Notes:	5.250% Senior Notes due 2035

Aggregate Principal Amount Offered:	$300,000,000 aggregate principal amount of notes

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Public Offering Price:	99.321% of principal amount

Underwriting Discount:	0.650% of principal amount

Proceeds, before Expenses:	98.671% of principal amount; $296,013,000

Stated Maturity Date:	December 15, 2035

Interest Payment Dates:	June 15 and December 15, beginning June 15, 2026

Record Dates:	June 1 and December 1

Coupon:	5.250%

Redemption Provision:
At any time prior to September 15, 2035, in whole or in part, at the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) a make-whole redemption amount calculated with a discount rate of Treasury plus 20 basis points plus, in either case, accrued and unpaid interest to but excluding the date of redemption.  Par Call at any time on or after September 15, 2035, in whole or in part, at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Benchmark Treasury:	4.250% due August 15, 2035

Benchmark Treasury Price and Yield:	101-09+; 4.087%

Spread over Benchmark Treasury:	T+125 basis points

Yield to Maturity:	5.337%

Day Count Convention:	30/360

Legal Format:	SEC Registered

CUSIP Number:	91529Y AU0

ISIN:	US91529YAU01

Trade Date:	November 6, 2025

Settlement Date**:	T+5; November 14, 2025

Listing:	None

Joint Book-Running Managers:	Goldman Sachs & Co. LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

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* A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

** It is expected that delivery of the notes will be made against payment therefor on or about November 14, 2025, which is the fifth business day following the date of the pricing of the notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is one business day preceding the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the related preliminary prospectus supplement for this offering if you request them by contacting Goldman Sachs & Co. LLC toll free at 1-866-471-2526, PNC Capital Markets LLC toll free at 1-855-881-0697, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607, and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.